VIA FACSIMILE

July 5, 2005

Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	EMAK Worldwide, Inc.

Dear Mr. Spirgel,

In response to your letter dated June 20, 2005, below please find our responses to your comments.

1.	SEC comment:
We note that Consumer Product revenues decreased from 2003 due to a declined in sales of Scooby-Doo and a significant one-time stocking of Kim Possible merchandise in 2003. Please tell us the nature of the one-time stocking that contributed to the decrease in the 2004 Consumer Product revenues.

Our response:
As we disclosed (see excerpt below), our Kim Possible product line was launched in 2003 as a Wal-Mart exclusive. Wal-Mart was expecting a high level of consumer demand and placed a very large purchase order with us. The order was placed in the ordinary course of business and was under our normal payment terms with Wal-Mart.

Excerpt from Item 7 of our 2004 10K:

Our Consumer Products revenues decreased $4,717 or 15.8%, to $25,135 from $29,852 in 2003. The decrease is primarily attributable to a decline in domestic sales of Scooby-Doo™ product and a significant one-time stocking of Kim Possible™ merchandise in 2003. Our Kim Possible™ line was launched in 2003 as a Wal-Mart exclusive; distribution expanded to other major retailers beginning in January 2004.

2.	SEC comment: Please tell us why you included the forgiveness of the note receivable in the computation of gross profit.

Our response:
Below is an excerpt from footnote 1 of our 2002 10K (see the underlined portion shown below) which explains the forgiveness of note receivable. We forgave the remaining balance of a note receivable as consideration for a new Master Supply Agreement with our client. Because the forgiveness of the note receivable was effectively an up-front discount given to our customer, we classified it as a reduction to our gross margins.

Excerpt from footnote 1 of our 2002 10K:

The Company regularly extends credit to several distribution companies in connection with its business with Burger King Corporation (“Burger King”). One of these distribution companies, AmeriServe, accounted for more than 50 percent of the products purchased from the Company by the Burger King system in 1999. AmeriServe filed a voluntary petition under Chapter 11 of the United States Bankruptcy Code on January 31, 2000. As of January 31, 2000, AmeriServe owed the Company $28,774 in trade receivables.

Restaurant Services, Inc. (“RSI”), a not-for-profit purchasing cooperative that has as its members Burger King franchisees and Burger King, is the exclusive purchasing agent for the Burger King system of franchisee-owned and company-owned restaurants located in the United States. Subsequent to January 31, 2000, the Company reached an agreement with RSI in which RSI purchased all pre-petition trade receivables owed to the Company by AmeriServe in exchange for a two-year non-interest-bearing note valued at $15,970 and satisfaction of certain contractual obligations owed by the Company to RSI. This agreement resulted in a net pre-tax charge of $1,014 for the quarter ended December 31, 1999. A note receivable of $10,515 was recorded on the consolidated balance sheet as of December 31, 1999. $6,642 of the $28,774 pre-petition trade receivables related to sales made in January 2000. Accordingly, the remaining $5,455 portion of the note receivable was recorded in January 2000, and resulted in a net pre-tax charge of $482 for the year ended December 31, 2000. This charge was offset by $1,084 of imputed interest income, at 9% per annum, recorded on the note receivable for 2000.

In December 2001, the due date for the final payment on the note was extended from December 1, 2001 to September 30, 2002 due to ongoing discussions between the Company and RSI. On May 15, 2002, the Company agreed to forgive the remaining balance of $1,685 as consideration for a new interim Master Supply Agreement with RSI. The Company recorded the forgiveness in the consolidated statement of operations for the year ended December 31, 2002. Simultaneously with the execution of the new interim Master Supply Agreement, the Company and RSI also executed a Release and Settlement Agreement pursuant to which the parties resolved certain outstanding issues that have arisen between the two organizations over the last three years. In connection with the Release and Settlement Agreement, the Company is released from any further liability incurred by RSI and associated with the December 1999 recall of Pokémon™ balls included with Burger King kids meals.

3.	SEC comment:
If the captions “cost of sales” and “gross profit” exclude depreciation and amortization for property and equipment directly attributed to the generation of revenue, we believe that this presentation inappropriately reports a figure for income before depreciation and amortization. As required by SAB 11 :B, revise your presentation to eitherrec1assify the applicable depreciation to “cost of sales” or remove the caption “gross margin” and indicate the amount of applicable depreciation that is excluded from “cost of sales.” Revise accordingly.

Our response:
We have no equipment or property of any significance that is directly attributable to the generation of revenues. All of our products are manufactured by third-parties contracted by us. Our fixed assets consist of furniture and fixtures, leasehold improvements, computer equipment and software used by our various offices. Therefore, we do not consider it necessary to include the parenthetical disclosure as described in SAB 11:B. Depreciation for our fixed assets is included in operating expenses.

4.	SEC comment:
We note that your charge of $7.7 million related to minimum license royalty guarantee shortfalls based on contractual commitments as of December 31. 2004. We also note that your settlement in May 2005 reduced your overall commitment for these royalty guarantees by $4 million. Please tell us how the $7.7 million charge was determined.

Our response:
The charge for minimum license royalty guarantee shortfalls was determined based on estimates of future sales for each license under contractual commitments which existed as of December 31, 2004 (see below for an excerpt of the disclosures from our 2004 10K). Such estimates took into consideration the impact of our decision to wind-down the consumer products business but gave no consideration to potential relief from licensors since no such settlements had been reached. The decision to wind-down the consumer products business resulted in a significant decrease in our expectations of future revenues under each license. For each license, we estimated the total amount of expected future revenues for the remainder of the license term and the expected amount of royalties and net margins expected to be earned on those revenues. For licenses in which expected future net margins did not cover the remaining royalty commitment, a charge was recorded. The total amount of the charge was $7.7 million. This represents the expected loss on our consumer products licenses based on their contractual terms at December 31, 2004.

The reduction to the overall commitment occurred in May 2005 as a result of a settlement which was reached with a certain licensor. The impact of this settlement will be recorded in the second quarter of 2005 (see excerpt of our disclosure from our Q1 2005 10Q below).

Excerpt from footnote 1 of our 2004 10K:

The Company enters into agreements to license intellectual properties such as trademarks, copyrights, and patents. The agreements may call for minimum amounts of royalties to be paid in advance and throughout the term of the agreement, which are non-refundable in the event that product sales fail to meet certain minimum levels. Advance royalties resulting from such transactions are stated at the lower of the amounts paid or the amounts estimated to be recoverable from future sales of the related products. Furthermore, minimum guaranteed royalty commitments are reviewed on a periodic basis to ensure that amounts are recoverable based on estimates of future sales of the products under license. A loss provision will be recorded in the consolidated statements of operations to the extent that future minimum royalty guarantee commitments are not recoverable. Estimated future sales are projected based on historical experience, including that of similar products, and anticipated advertising and marketing support by the licensor. (See Note 2.)

Excerpt from footnote 2 of our 2004 10K:

As a result of the Pop Rocket wind down, in the fourth quarter of 2004, the Company recorded a pre-tax charge of $7,722 million relating to minimum royalty guarantee shortfalls on several of its consumer products licenses. This charge was determined based on contractual commitments as of December 31, 2004 and reflects the Company’s decision not to fully exploit these licenses. Approximately $3,000 of this pre-tax charge is non-cash for write-offs of long-term royalty advances. Of the remaining $4,700, the Company is working with licensors to mitigate the future cash impact of the shortfall. The charge is recorded as minimum royalty guarantee shortfalls in the accompanying consolidated statement of operations for the year ended December 31, 2004.

Excerpt from footnote 9 of our Q1 2005 10Q:

In connection with the Company’s decision to wind down its Pop Rocket consumer products business, the Company has been negotiating the termination of several of its license agreements with more than one of its major licensors (see “Royalties” under Note 1 – “Basis of Presentation and Summary of Significant Accounting Policies”). On May 18, 2005, the Company reached a settlement with one of its licensors affecting several such licenses. Under the terms of the settlement, the Company has agreed to forgo its rights to certain licensed properties for 2006 and 2007 in exchange for a reduction in the overall royalty guarantees. The Company retains product distribution rights under the licenses for 2005. As a result of this settlement, the Company’s overall commitment for royalty guarantees is reduced by approximately $4,000. The Company is required to pay the licensor a total of $1,800 through March 31, 2006. The Company expects to reverse a portion of the fourth quarter 2004 charge for minimum royalty guarantee shortfalls in the second quarter of 2005 as a result of this settlement. The total amount of this reversal is expected to range between $2,000 and $2,500 depending on estimated future sales of product for the remainder of 2005.

5.	SEC comment: We note that you acquired SCl in 2003 but do not include pro forma results for the first halfof2002. Please revise to include the fust half of 2002 under SFAS 141.

Our response:
The SCI business that we acquired was effectively formed June 30, 2002. As a result, meaningful financial information was not available prior to that date (see excerpt from our 8K/A dated September 3, 2003 below). We obtained the staff’s consent to our deviation from the stated requirements of Rule 1-02 of Regulation S-X. See the attached letter and correspondence with the SEC on this issue.

Below is an excerpt from our 8K/A dated September 3, 2003:

SCI was formed in June 2002 when SCI’s management purchased the assets and assumed certain liabilities of SCI’s predecessor business from Aspen Marketing, Inc. (a privately held promotions company). SCI has a December 31 year end. The financial statements presented herein represent the results of SCI’s operations and cash flows for the twelve-month period ended June 30, 2003. In conjunction with the June 2002 acquisition, SCI’s management implemented a number of significant structural changes in the business and ascribed a different underlying basis to SCI’s assets and liabilities than that previously ascribed by Aspen Marketing, Inc. As a result of the acquisition and the changes in the business, the Company’s management believes that audited financial statements of SCI for the twelve months ended June 30, 2003 will provide financial statement users with more current and meaningful information regarding the financial condition of the acquired business. Additionally, financial information for the twelve-month period ended June 30, 2003 is more relevant and meaningful than financial information for the twelve month period ended December 31, 2002, because the financial statements for the twelve-month period ended December 31, 2002 would consist of two separate financials statements; one covering the pre-acquisition six-month period ended June 2002 and the other covering the post-acquisition six-month period ended December 31, 2002. In a letter dated July 18, 2003, the staff of the Securities and Exchange Commission consented to the Company’s presentation of the financial statements included in this report.

6.	SEC comment: Please tell us how you accounted for the December 30, 2004 exchange agreement with Crown, including how the fair value of the Series AA stock was determined.

Our response:
Because the economic terms of the series AA preferred stock are virtually identical to the economic terms of the series A stock (see excerpt from our 2004 10K below), we concluded that the fair value of the series AA stock was identical to the series A stock and that there was no accounting impact.

Excerpt from footnote 8 of our 2004 10K:

On December 30, 2004, the Company entered into an Exchange Agreement with Crown whereby Crown received 25,000 shares of Series AA mandatorily redeemable senior cumulative preferred stock, par value $0.001 per share, (the “Series AA Stock”) with a conversion price of $14.75 per common share, in exchange for 25,000 shares of Series A Stock. The Series AA Stock has substantially the same rights and preferences as the Series A Stock, but does not participate in cash dividends paid on Common Stock. The exchange was effected in response to the impact of EITF 03-6 on reported earnings. (See Note 1) Upon any voluntary or involuntary liquidation, dissolution or winding-up of the Company’s affairs, Crown, as holder of the Series AA Stock, will be entitled to payment out of assets of the Company available for distribution of an amount equal to the greater of (a) the liquidation preference of $1,000 per share (the “Liquidation Preference”) plus all accrued and unpaid dividends or (b) the aggregate amount of payment that the outstanding preferred stock holder would have received assuming conversion to Common Stock immediately prior to the date of liquidation of capital stock, before any payment is made to other stockholders.

7.	SEC comment: Disclose your primary measure of segment profit/loss.

Our response: We will incorporate the additional disclosure into our future filings.

8.	SEC comment: Rename the title “Income (loss) before provision (benefit) for income taxes and cumulative effect of change in accounting principles” since the segment amount excludes other items.

Our response: We will rename the title of this line to “Segment income (loss) before provision (benefit) for income taxes” in our future filings.

9.	SEC comment: Please tell us why you have not recognized depreciation and amortization for the Consumer Products segment for 2004.

Our response:
The depreciation and amortization shown for consumer products in 2002 and 2003 relates to an intangible asset acquired in the purchase of Logistix Ltd. This intangible asset related to a license agreement that expired in 2003. As a result, by the end of 2003, this intangible asset was fully amortized and thus no amortization expense was recorded in the Consumer Products segment in 2004.

10.	SEC comment:
We note your disclosure that “the Company has not made any significant changes in the Company’s internal controls or in other factors that could significantly affect internal controls subsequent to this evaluation.” Item 308(c) of Regulation S-K requires the disclosure of any change in your internal control over financial reporting identified in connection with an evaluation thereof that occurred during your last fiscal quarter (or your fiscal quarter in the case of an annual report) that has materially affected. or is reasonably likely to materially affect. your internal control over financial reporting. Please confirm for us supplementally that there was no change in your internal control over financial reporting that occurred during your fiscal quarter ended March 31, 2005 that has :materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, and provide the disclosure required by Item 308(c) of Regulation S-K in future filings. Please revise your disclosure in future filings to state whether or there were changes in internal control that have “materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.”

Our response:
There was no change in our internal controls over financial reporting that occurred during the fiscal quarter ended March 31, 2005 that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting. We will revise our disclosure in future filings.

Based on our responses above, we respectfully request that we not be required to amend our current filings. We will incorporate any necessary changes in future filings. If you have any further questions please contact me at 323-932-4315.

Sincerely,

/s/ ZOHAR ZIV

Zohar Ziv
Senior Vice President, Chief Financial Officer
EMAK Worldwide, Inc.